MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company

Quest Capital Corp. (the “Corporation”)
Suite 1028 – 550 Burrard Street
Vancouver, BC V6C 2B5

Item 2	Date of Material Change

The material change occurred on August 18, 2010.

Item 3	News Release

The Corporation issued a press release on August 18, 2010, through Marketwire via Canadian Timely Disclosure and US Timely Disclosure Networks.

Item 4	Summary of Material Change

The Corporation reported the results of its special meeting of shareholders held on August 17, 2010 and announced that all resolutions put forward to shareholders in the management proxy circular dated July 19, 2010 (the “Circular”) were approved.

Item 5	Full Description of Material Change

See “Schedule A” attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

A. Murray Sinclair, Chairman or Jim Grosdanis, Chief Financial Officer
Telephone: (800) 318-3094 or (604) 687-8378

Item 9	Date of Report

August 18, 2010